Exhibit 99.1

Navios Maritime Holdings Inc. Announces New Two-Year Time Charter

for the Ultra-Handymax Astra

PIRAEUS, Greece, July 12, 2007 -- Navios Maritime Holdings Inc. (“Navios” or “the Company”) (NYSE: NM), a large, global, vertically integrated seaborne shipping company, announced today that it has secured a two-year time-charter for the chartered-in Ultra-Handymax, Navios Astra at a net rate of $34,200 per day beginning in August 2007.

The 53,468 DWT Navios Astra was built and delivered in 2006. Navios has a purchase option on the vessel as part of its long term charter-in agreement.

“In this robust dry bulk rate environment, we continue to seek long-term coverage for our fleet” said Ms. Angeliki Frangou, Chairman and CEO of Navios.

As a result of this new charter, Navios has extended the coverage of its core fleet (excluding vessels acquired through the Kleimar N.V. transaction) to 96.0% for 2007, 70.7% for 2008 and 27.8% for 2009.

Navios currently controls 45 vessels, of which 21 are owned and 24 are chartered-in. Of the chartered-in vessels, 17 are currently operating, and 7 are still to be delivered. Navios holds 11 purchase options on the 24 chartered-in vessels, 8 on operating vessels, and 3 on the vessels still to be delivered. All of these purchase options are for exercise prices below the related vessel’s current market value.

About Navios Maritime Holdings Inc.

Navios is a large, global, vertically integrated seaborne shipping company transporting a wide range of drybulk commodities including iron ore, coal and grain. For over 50 years, Navios has worked with raw materials producers, agricultural traders and exporters, industrial end-users, ship owners, and charterers. Navios also owns and operates a port/storage facility in Uruguay and has in-house technical ship management expertise. Navios maintains offices in Piraeus, Greece; South Norwalk, Connecticut; Montevideo, Uruguay and Antwerp, Belgium.

Navios’s stock is listed on the NYSE where its Common Shares and Warrants trade under the symbols “NM” and “NM WS”, respectively.

Risks and uncertainties are described in reports filed by Navios Maritime Holdings Inc. with the United States Securities and Exchange Commission.

Safe Harbor

This press release may contain forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about Navios Maritime Holdings Inc. (Navios). Forward looking statements are statements that are not historical facts. Such forward looking statements, based upon the current beliefs and expectations of Navios’ management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The information set forth herein should be read in light of such risks. Navios does not assume any obligation to update the information contained in this press release.

Public & Investor Relations Contact:

Navios Maritime Holdings Inc.

Investor Relations

+1.212.279.8820

investors@navios.com